

ANGLO AMERICAN



05006559

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

8 March, 2005

SUPPL



SEC MAIL PROCESSING
RECEIVED
MAR 1 7 2005
WASH. DC 179 SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests in Anglo American plc dated 8 March 2005.
- Notification of shareholdings in Anglo American plc dated 8 March 2005.

Yours faithfully
For and on behalf of Anglo American plc



Linda Norris
Company Secretarial Assistant
Enc - 5 copies



PROCESSED
MAR 2 2 2005
THOMSON
FINANCIAL

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,162 ordinary shares were transferred today at a price of £13.17. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 March 2005, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares

N Jordan
Company Secretary
08 March 2005

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,162 ordinary shares were transferred today at a price of £13.17. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 March 2005, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares

N Jordan
Company Secretary
08 March 2005

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,162 ordinary shares were transferred today at a price of £13.17. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 March 2005, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares

N Jordan
Company Secretary
08 March 2005

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,162 ordinary shares were transferred today at a price of £13.17. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 March 2005, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares

N Jordan
Company Secretary
08 March 2005

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,162 ordinary shares were transferred today at a price of £13.17. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 March 2005, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares

N Jordan
Company Secretary
08 March 2005

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 8 March 2005 that, as at the close of business on 3 March 2005, Barclays PLC's ("Barclays") interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

N Jordan
Secretary
8 March 2005

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 8 March 2005 that, as at the close of business on 3 March 2005, Barclays PLC's ("Barclays") interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

N Jordan
Secretary
8 March 2005

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 8 March 2005 that, as at the close of business on 3 March 2005, Barclays PLC's ("Barclays") interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

N Jordan
Secretary
8 March 2005

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 8 March 2005 that, as at the close of business on 3 March 2005, Barclays PLC's ("Barclays") interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

N Jordan
Secretary
8 March 2005

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 8 March 2005 that, as at the close of business on 3 March 2005, Barclays PLC's ("Barclays") interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

N Jordan
Secretary
8 March 2005